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Abu Dhabi	Moscow

August 8, 2012

Via EDGAR and Federal Express

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mara Ransom

  Catherine T. Brown

  Angie Kim

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Re:	Comment Letter dated July 31, 2012 to

Southern California Gas Company’s

Registration Statement on Form S-3

Filed July 6, 2012, File No. 333-182557

Ladies and Gentlemen:

Our client, Southern California Gas Company (the “Company”) has the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated July 31, 2012 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-3 (the “Registration Statement”).

References below to “Amendment No. 1” refer to Amendment No. 1 to the Registration Statement, filed on the Commission’s EDGAR system on August 8, 2012. Amendment No. 1 contains changes to the Registration Statement as originally submitted to reflect changes made in response to the Comment Letter.

General

1.	It appears you did not file the Part III information for your Form 10-K, which you are incorporating by reference from your information statement, within 120 days of your fiscal year end. Consequently, it appears you may be ineligible to use Form S-3. Please explain the basis on which you are conducting the offering on Form S-3. Please see General Instruction G.3 of Form 10-K and I.A.3(a) of Form S-3. To the extent you are relying on General Instruction I.C.2 of Form S-3, please explain how you meet the requirements set forth in General Instruction I.B.2. In this regard, we note your statements on pages 13 and 14 that your first mortgage bonds may be convertible.

August 8, 2012

Response

The Company confirms that it is eligible to use Form S-3 and that it is relying on General Instruction I.C.2 of Form S-3 and Transactional Requirement I.B.2 of Form S-3 to satisfy these eligibility requirements. With respect to General Instruction I.C.2, the Company is a majority-owned subsidiary of Sempra Energy, which meets the Registrant Requirements under General Instruction I.A of Form S-3. With respect to Transactional Requirement I.B.2, the Company has revised the Registration Statement to remove all references to convertibility of the First Mortgage Bonds in Amendment No. 1. In addition, the Company hereby supplementally advises the Staff that it will not issue convertible securities under the Registration Statement. The Company also confirms that it meets the requirements of clause (ii) of Transactional Requirement I.B.2. As of the date of the filing of the Registration Statement and as of the date hereof, the Company has outstanding at least $750 million of non-convertible securities, other than common equity, issued in primary offerings for cash, not exchange, registered under the Securities Act of 1933, as amended.

2.	All exhibits are subject to our review. We note you intend to file Exhibits 4.1 (Form of Indenture) and 4.2 (Form of Senior Debt Security) by amendment. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until these exhibits have been filed. Please see Sections 201.02 and 201.04 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response

The Company is filing Exhibits 4.1 (Form of Indenture) and 4.2 (Form of Senior Debt Security) with Amendment No. 1.

Exhibit 5.1

3.	Please confirm you will file an updated and appropriately unqualified legal opinion of counsel with respect to the legality of the securities being offered for each sale of securities registered in this filing. Please see Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 of our Compliance and Disclosure Interpretations for the Securities Act Rules available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response

The Company confirms that when a takedown occurs, the Company will file an appropriately unqualified, updated legality opinion.

August 8, 2012

4.	We note counsel is opining that the First Mortgage Bonds will be “binding obligations of the Company.” Please revise the first paragraph on page 2 to remove limitations to “the securities laws and general corporation law” in reference to California law as it pertains to the First Mortgage Bonds. Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

Response

The Opinion has been revised as requested.

5.	We note your disclosure in the third paragraph on page 22 that the governing law for the First Mortgage Bonds may be governed by and construed in accordance with the laws of a state other than California. Please revise your opinion accordingly.

Response

The Company confirms that it does not own any property outside of the State of California. Accordingly, the Company has revised the Registration Statement in Amendment No. 1 to delete references on page 22 to the laws of a state other than the State of California.

At the Staff’s request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. If you have any questions in connection with our responses to your comments, please feel free to contact me by telephone at (858) 523-5406 or via email at barry.clarkson@lw.com.

August 8, 2012

Sincerely,

/s/ Barry M. Clarkson Barry M. Clarkson
of Latham & Watkins LLP

cc:	Anne Shen Smith
Erbin B. Keith
James M. Spira
Robert M. Schlax